UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2017

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include (i) 36 vessels we owned and operated as of June 30, 2017 (ii) one newbuilding delivered to us from Hyundai Mipo Dockyard Co. Ltd, in South Korea, or “HMD” on July 20, 2017 and (iii) one newbuilding expected to be delivered from Jiangnan Shipyard (Group) Co. Ltd, in China, or “Jiangnan” in October 2017, or the “2017 newbuilding.”

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on March 1, 2017 (the 2016 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

Of our fleet of 38 vessels, 33 are semi- or fully-refrigerated handysize liquefied gas carriers. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cbm. Our handysize liquefied gas carriers can accommodate medium and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions.

In addition, we have four midsize 37,300 cbm ethylene-capable semi-refrigerated liquefied gas carriers, of which three have been delivered and the remaining one midsize newbuilding is expected to be delivered in October 2017. Our midsize ethylene-capable semi-refrigerated gas carriers enable long-haul transportation of ethane/ethylene that may be uneconomical for smaller vessels.

We also have one 38,000 cbm fully refrigerated gas carrier newbuilding, which was delivered on July 20, 2017 and will commence operating under a 10-year time charter in August 2017.

Our Fleet

The following table sets forth our vessels as of August 7, 2017:

Operating Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Employment Status	Charter Expiration Date
Semi-refrigerated
Navigator Magellan	1998	20,700		Time charter	October 2017
Navigator Mars	2000	22,085	✓	Spot Market	—
Navigator Neptune	2000	22,085	✓	Spot Market	—
Navigator Pluto	2000	22,085	✓	Time charter	May 2018
Navigator Saturn	2000	22,085	✓	Spot market	—
Navigator Venus	2000	22,085	✓	Contract of affreightment	December 2017
Navigator Aries	2008	20,750		Time charter	March 2018
Navigator Capricorn	2008	20,750		Contract of affreightment	December 2017
Navigator Gemini	2009	20,750		Time charter	September 2017
Navigator Pegasus	2009	22,200		Spot market	—
Navigator Phoenix	2009	22,200		Spot market	—
Navigator Scorpio	2009	20,750		Time charter	October 2017
Navigator Taurus	2009	20,750		Time charter	April 2018
Navigator Virgo	2009	20,750		Time charter	April 2018
Navigator Leo	2011	20,600		Time charter	December 2023
Navigator Libra	2012	20,600		Time charter	December 2023
Navigator Atlas	2014	21,000	✓	Contract of affreightment	December 2017
Navigator Europa	2014	21,000	✓	Contract of affreightment	December 2017
Navigator Oberon	2014	21,000	✓	Contract of affreightment	December 2017
Navigator Triton	2015	21,000	✓	Contract of affreightment	December 2017
Navigator Umbrio	2015	21,000	✓	Spot market	—
Navigator Centauri	2015	21,000		Time charter	August 2017
Navigator Ceres	2015	21,000		Contract of affreightment	December 2017
Navigator Ceto	2016	21,000		Time charter	October 2017
Navigator Copernico	2016	21,000		Contract of affreightment	December 2017
Navigator Aurora	2016	37,300	✓	Time charter	December 2026
Navigator Eclipse	2016	37,300	✓	Time charter	August 2017
Navigator Nova	2017	37,300	✓	Time charter	February 2019
Navigator Luga	2017	22,000		Time charter	February 2022
Navigator Yauza	2017	22,000		Time charter	April 2022
Fully-refrigerated
Navigator Glory	2010	22,500		Time charter	December 2017
Navigator Grace	2010	22,500		Spot market	—
Navigator Galaxy	2011	22,500		Time charter	March 2018
Navigator Genesis	2011	22,500		Time charter	October 2017
Navigator Global	2011	22,500		Time charter	November 2017
Navigator Gusto	2011	22,500		Spot market	—
Navigator Jorf *	2017	38,000		Time charter	August 2026

*	Vessel delivered from the shipyard on July 20, 2017.

The following table presents certain information concerning our newbuilding:

Newbuilding Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Anticipated Delivery
Semi-refrigerated
Navigator Prominence	2017	37,300	✓	October 2017

Recent Developments

June 2017 Secured Term Loan and Revolving Credit Facility

On June 30, 2017, Navigator Gas L.L.C, as borrower, and the Company, as guarantor, entered into a secured term loan and revolving credit facility agreement with Nordea Bank AB (Publ.), Filial I Norge, BNP Paribas, DVB Bank America N.V., ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $160.8 million (the “June 2017 Secured Term Loan and Revolving Credit Facility”), to re-finance our $270.0 million February 2013 secured term loan facility that was due to mature in February 2018 (the “February 2013 Secured Term Loan Facility”) and for general corporate purposes. The June 2017 Secured Term Loan and Revolving Credit Facility consists of a $100.0 million term loan facility and $60.8 million revolving credit facility, which will mature in six years and bears interest at an annual rate of U.S. LIBOR plus 230 basis points. The facility is secured by first priority mortgages on each of Navigator Galaxy, Navigator Genesis, Navigator Grace, Navigator Gusto, Navigator Glory, Navigator Capricorn, Navigator Scorpio and Navigator Virgo, as well as assignment of earnings and insurances on these secured vessels.

Newbuilding delivery

Following the delivery of Navigator Nova from Jiangnan on January 12, 2017, Navigator Luga from HMD on January 24, 2017, Navigator Yauza from HMD on April 5, 2017 and since the quarter end, Navigator Jorf from HMD on July 20, 2017, we now have 37 vessels on the water and one vessel remaining in our newbuilding program. The expected delivery date of the last remaining vessel in our newbuilding program has been re-scheduled from July 2017 to October 2017.

In-House Technical Management

During the six months ended June 30, 2017, we took two additional vessels in our fleet, Navigator Virgo and Navigator Scorpio, into in-house technical management. We are also providing in-house technical management for Navigator Jorf, our newbuilding delivered on July 20, 2017. As of August 7, 2017, we are providing in-house technical management to a total of seven vessels.

Letter of Intent with Enterprise For Ethylene Marine Export Terminal

On July 12, 2017, we and Enterprise Products Partners L.P. (“Enterprise”) announced the execution of a letter of intent to jointly develop an ethylene marine export terminal on the Houston Ship Channel. Enterprise would manage the construction, operations and commercial activities of the proposed terminal, which would be located at Enterprise’s Morgan’s Point complex. Enterprise’s Morgan’s Point facility has a 45-foot draft and includes Enterprise’s ethane marine export terminal, the world’s largest. We have extensive experience with ethylene shipping through our fleet of 14 ethylene-capable vessels that provide a virtual pipeline to deliver ethylene to consuming customers. Formation of the 50/50 joint venture to build, own and operate the ethylene marine export terminal is subject to the negotiation and execution of definitive agreements and approval by our and Enterprise’s respective boards of directors. The commercialization of the project is subject to sufficient long-term customer commitments.

Changes in Board

On July 12, 2017, the Board appointed Harold L (Hal) Malone to serve as a Director on our Board of Directors (the “Board”) until our 2017 annual meeting of shareholders. Mr. Malone is the Head of Transportation at WL Ross & Co and replaces Ms. Teramoto, who served on the Board as a nominee of WL Ross & Co. LLC until her resignation. Ms. Teramoto’s decision to resign did not arise or result from any disagreement with us on any matter relating to our operations, policies or practices.

Prior to joining WL Ross & Co, Mr. Malone served as the chief strategic officer of the Navig8 Group, a fully integrated provider of shipping management services and the world’s largest independent pool and commercial management company. Previously, he was an investment banker focused on the transportation and energy sectors, most recently as a managing director in the maritime group at Jefferies LLC.

Pursuant to our amended and restated Investor Rights Agreement with WL Ross & Co. LLC and certain of its affiliates, dated November 5, 2013, subject to certain exceptions, WL Ross & Co. LLC and certain of its affiliated investment funds owning shares of our common stock (the “WLR Group”) have the right to designate up to two individuals to be nominated to our Board under certain circumstances. Mr. Malone is a designee of the WLR Group.

Trends and Outlook

Charter revenue for the three months ended June 30, 2017 remained significantly focused around the petrochemical sector, as was the case during the first quarter of 2017. The petrochemical contracts of affreightment we hold for transporting ethylene from the U.S. and a broad spectrum of olefins from Brazil have been active. We have also entered into two time charters for two of our fully-refrigerated vessels during the second quarter of 2017, with one vessel transporting LPG to Mexico and the other transporting LPG to southern Africa, a new market for us. Such commitments, along with our other time charters, have provided support to our business in a period when the LPG segment continues to experience headwinds. Earnings across all LPG shipping segments continue to be weak, with the Very Large Gas Carrier Baltic index reaching a floor at $6,000 earnings per day. Uncertainties with the geographical location, timings and quantities of usual petrochemical supplies from the Middle East and Europe have limited spot activity for our voyage charter vessels during the six months ended June 30, 2017.

Going into the second half of the year, we are committed to transport incremental ethylene volume from Europe to Asia on two of our ethylene capable vessels and in addition deliver two separate ethylene vessels to Braskem on three year charters for the commencement of their ethane contracts. We believe that these two contracts, combined with existing charter commitments, will help support fleet employment and utilization for the second half of 2017.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our prospects:

•	We have been and are increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. During 2016, we took delivery of four vessels; Navigator Ceto in January 2016, Navigator Copernico in April 2016, Navigator Aurora in August 2016 and Navigator Eclipse in October 2016 giving a weighted average fleet size of 31.3 vessels for the year ended December 31, 2016. Following the delivery of Navigator Nova on January 12, 2017, the delivery of Navigator Luga on January 24, 2017 and the delivery of Navigator Yauza on April 5, 2017, our fleet size increased to 36 vessels as of June 30, 2017, with a weighted average fleet size of 35.3 vessels for the six months ended June 30, 2017.

•	Future Fleet Size. On July 20, 2017, we took delivery of the newbuilding Navigator Jorf. We currently have one remaining gas carrier in our newbuilding program, which is expected to be delivered in October 2017.

Given the increase in the number of operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We will have different financing arrangements. We have entered into secured term loan facilities and revolving credit facilities and have issued new senior unsecured bonds to finance the acquisitions of vessels and the construction of all the vessels in our newbuilding program, and to refinance certain debt maturities. Please read “—Secured Term Loan Facilities and Revolving Credit Facility” and “—2017 Senior Unsecured Bonds.”

Results of Operations for the Three Months Ended June 30, 2017 Compared to the Three Months Ended June 30, 2016

The following table compares our operating results for the three months ended June 30, 2016 and 2017:

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017	Percentage Change
	(in thousands, except percentages)
Operating revenue	$72,541	$74,381	2.5%
Operating expenses:
Brokerage Commissions	1,508	1,389	(7.9%)
Voyage expenses	9,326	13,516	44.9%
Vessel operating expenses	23,712	25,001	5.4%
Depreciation and amortization	15,275	18,304	19.8%
General administration costs	3,103	3,578	15.3%
Other corporate expenses	683	329	(51.8%)

Total operating expenses	$53,607	$62,117	15.9%

Operating income	$18,934	$12,264	(35.2%)
Interest expense	(7,702)	(9,372)	21.7%
Write off of deferred financing costs	—	(627)	—
Interest income	91	119	31.1%

Income before income taxes	$11,323	$2,384	(78.9%)
Income taxes	202	130	(35.6%)

Net income	$11,121	$2,254	(79.7%)

Operating Revenue. Operating revenue, net of address commission, increased by $1.9 million or 2.5% to $74.4 million for the three months ended June 30, 2017, from $72.5 million for the three months ended June 30, 2016. This increase was principally due to:

•	an increase in operating revenue of approximately $13.4 million attributable to an increase in the weighted average number of vessels from 30.8 for the three months ended June 30, 2016 to 36.0 for the three months ended June 30, 2017, and a corresponding increase in vessel ownership days by 464 days, or 16.5%, for the three months ended June 30, 2017, as compared to the three months ended June 30, 2016;

•	a decrease in operating revenue of approximately $15.8 million attributable to a decrease in average charter rates, which were reduced to an average of approximately $657,043 per vessel per calendar month ($21,601 per day) for the three months ended June 30, 2017, compared to an average of approximately $828,328 per vessel per calendar month ($27,233 per day) for the three months ended June 30, 2016, as a result of the continued weak LPG seaborne transportation market during the first half of 2017;

•	an increase in operating revenue of approximately $0.1 million attributable to an increase in fleet utilization from 86.0% during the three months ended June 30, 2016 to 86.2% during the three months ended June 30, 2017; and

•	an increase in operating revenue of approximately $4.2 million, primarily attributable to an increase in the number and duration of voyage charters during the three months ended June 30, 2017, as compared to the three months ended June 30, 2016.

The following table presents selected operating data for the three months ended June 30, 2016 and 2017, which we believe are useful in understanding our operating revenue.

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Fleet Data:
Weighted average number of vessels	30.8	36.0
Ownership days	2,808	3,272
Available days	2,699	3,269
Operating days	2,321	2,818
Fleet utilization	86.0%	86.2%
Average daily time charter equivalent rate (*)	$27,233	$21,601

*	Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent, or “TCE”, rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of TCE rate to operating revenue to TCE, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Fleet Data:
Operating revenue	72,541	74,381
Voyage expenses	9,326	13,516

Operating revenue less Voyage expenses	63,215	60,865

Operating days	2,321	2,818
Average daily time charter equivalent rate	$27,233	$21,601

Brokerage Commissions. Brokerage commissions decreased by 7.9% to $1.4 million for the three months ended June 30, 2017, from $1.5 million for the three months ended June 30, 2016.

Voyage Expenses. Voyage expenses increased by 44.9% to $13.5 million for the three months ended June 30, 2017, from $9.3 million for the three months ended June 30, 2016. This was primarily due to an increase in the number and duration of voyage charters undertaken during the three months ended June 30, 2017, compared to the three months ended June 30, 2016, with these increased voyage costs being pass through costs, compensated for by increased revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 5.4% to $25.0 million for the three months ended June 30, 2017, from $23.7 million for the three months ended June 30, 2016, as the number of vessels in our fleet increased by 16.9%, from an average of 30.8 vessels in the fleet during the three months ended June 30, 2016 to 36.0 vessels during the three months ended June 30, 2017. Average daily vessel operating expenses decreased by $804 per day, or 9.5% to $7,641 per vessel per day for the three months ended June 30, 2017, compared to $8,445 per vessel per day for the three months ended June 30, 2016 primarily due to operating costs being lower for relatively newer vessels joining our fleet, active management of vessel operating costs and higher operating expenditure incurred during the three months ended June 30, 2016 on some of our older vessels.

Depreciation and Amortization. Depreciation and amortization expense increased by 19.8% to $18.3 million for the three months ended June 30, 2017, from $15.3 million for the three months ended June 30, 2016. This increase was due to an increase in our fleet size. Depreciation and amortization expense includes amortization of capitalized drydocking costs of $2.4 million for the three months ended June 30, 2017, and $2.1 million for the three months ended June 30, 2016.

Other Operating Results

General Administration Costs. General administration costs increased by 15.3%, or $0.5 million, to $3.6 million for the three months ended June 30, 2017, from $3.1 million for the three months ended June 30, 2016. The increase in general administration costs was primarily due to an increase in the number of employees during the three months ended June 30, 2017, to enable us provide in-house technical management for an increasing number of our vessels.

Other Corporate Expenses. Other corporate expenses decreased by 51.8%, or $0.4 million, to $0.3 million for the three months ended June 30, 2017, from $0.7 million for the three months ended June 30, 2016.

Interest Expense. Interest expense increased by 21.7%, or $1.7 million, to $9.4 million for the three months ended June 30, 2017, from $7.7 million for the three months ended June 30, 2016. The increase was primarily due to interest on the additional $227.9 million borrowed under our loan facilities since June 30, 2016 associated with delivery of five newbuilding vessels, partially offset by a $0.9 million saving as a result of refinancing our unsecured bond in February 2017. Interest capitalized on newbuilding installment payments for the three months ended June 30, 2017 was $0.5 million, a decrease of $0.9 million from the $1.4 million of interest capitalized for the three months ended June 30, 2016.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.6 million for the three months ended June 30, 2017 related to the remaining unamortized deferred financing costs on the February 2013 Secured Term Loan Facility which was refinanced on June 30, 2017 and repaid in full on July 5, 2017. No loan refinancing occurred in the three months ended June 30, 2016.

Income Taxes. Income tax related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom and Polish subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the three months ended June 30, 2017, we had a tax charge of $130,273, as compared to taxes of $201,946 for the three months ended June 30, 2016.

Results of Operations for the Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

The following table compares our operating results for the six months ended June 30, 2016 and 2017:

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2017	Percentage Change
	(in thousands, except percentages)
Operating revenue	$148,916	$151,700	1.9%
Operating expenses:
Brokerage Commissions	3,009	2,914	(3.2%)
Voyage expenses	16,419	28,515	73.7%
Vessel operating expenses	46,117	48,906	6.0%
Depreciation and amortization	29,851	35,938	20.4%
General administration costs	6,060	6,330	4.5%
Other corporate expenses	1,233	952	(22.8%)

Total operating expenses	$102,689	$123,555	20.3%

Operating income	$46,227	$28,145	(39.1%)
Interest expense	(15,485)	(18,298)	18.2%
Write off of deferred financing costs	—	(1,281)	—
Write off of call premium and redemption charges on 9% unsecured bond	—	(3,517)	—
Interest income	169	232	37.3%

Income before income taxes	$30,911	$5,281	(82.9%)
Income taxes	396	289	(27.0%)

Net income	$30,515	$4,992	(83.6%)

Operating Revenue. Operating revenue net of address commission, increased by $2.8 million or 1.9 % to $151.7 million for the six months ended June 30, 2017, from $148.9 million for the six months ended June 30, 2016. This increase was primarily due to:

•	an increase in operating revenue of approximately $24.6 million attributable to an increase in the weighted average number of vessels from 30.3 for the six months ended June 30, 2016, to 35.3 for the six months ended June 30, 2017, and a corresponding increase in vessel ownership days by 864 days, or 15.6%, for the six months ended June 30, 2017, as compared to the six months ended June 30, 2016;

•	a decrease in operating revenue of approximately $37.3 million attributable to a reduction in average monthly charter rates, which decreased to an average of approximately $658,744 per vessel per calendar month ($21,657 per day) for the six months ended June 30, 2017, compared to an average of approximately $863,908 per vessel per calendar month ($28,402 per day) for the six months ended June 30, 2016, as a result of the sharp decline in the LPG seaborne transportation market which began during the second quarter of 2016;

•	an increase in operating revenue of approximately $3.4 million attributable to an increase in fleet utilization from 86.8% for the six months ended June 30, 2016 to 89.2% for the six months ended June 30, 2017, primarily due to a decrease in the number of idle days for the six months ended June 30, 2017 compared to the six months ended June 30, 2016.

•	an increase in operating revenue of approximately $12.1 million primarily attributable to an increase in the number and duration of voyage charters during the six months ended June 30, 2017, compared to the six months ended June 30, 2016.

The following table presents selected operating data for the six months ended June 30, 2016 and 2017, which we believe is useful in understanding our operating revenue:

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2017
Fleet Data:
Weighted average number of vessels	30.3	35.3
Ownership days	5,523	6,387
Available days	5,374	6,375
Operating days	4,665	5,688
Fleet utilization	86.8%	89.2%
Average daily time charter equivalent rate (*)	$28,402	$21,657

*	Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent, or “TCE”, rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table represents a reconciliation of TCE rate to operating revenue, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2017
Fleet Data:
Operating revenue	148,916	151,700
Voyage expenses	16,419	28,515

Operating revenue less Voyage expenses	132,497	123,185

Operating days	4,665	5,688
Average daily time charter equivalent rate	$28,402	$21,657

Brokerage Commissions. Brokerage commissions decreased by 3.2% to $2.9 million for the six months ended June 30, 2017, from $3.0 million for the six months ended June 30, 2016.

Voyage Expenses. Voyage expenses increased by 73.7% to $28.5 million for the six months ended June 30, 2017, from $16.4 million for the six months ended June 30, 2016. This was primarily due to an increase in the number and duration of voyage charters undertaken during the six months ended June 30, 2017, compared to the six months ended June 30, 2016, with these increased voyage costs being pass through costs, compensated for by increased revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 6.0% to $48.9 million for the six months ended June 30, 2017, from $46.1 million for the six months ended June 30, 2016, as the number of vessels in our fleet increased. Daily vessel operating expenses decreased by $692 per vessel per day, or 8.3%, to $7,657 per vessel per day for the six months ended June 30, 2017, compared to $8,349 per vessel per day for the six months ended June 30, 2016, primarily due to operating costs being lower for the relatively newer vessels joining our fleet, active management of vessel operating costs and higher operating expenditure incurred during the six months ended June 30, 2016 on some of our older vessels.

Depreciation and Amortization. Depreciation and amortization expense increased by 20.4% to $35.9 million for the six months ended June 30, 2017, from $29.9 million for the six months ended June 30, 2016. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $4.6 million for the six months ended June 30, 2017, and $4.0 million for the six months ended June 30, 2016.

Other Operating Results

General Administration Costs. General administration costs increased by $0.3 million or 4.5% to $6.3 million for the six months ended June 30, 2017, from $6.1 million for the six months ended June 30, 2016. The increase in general administration costs was primarily due to an increase in the number of employees during the six months ended June 30, 2017, to enable us provide in-house technical management for an increasing number of our vessels.

Other Corporate Expenses. Other corporate expenses decreased by $0.2 million or 22.8% to $1.0 million for the six months ended June 30, 2017, from $1.2 million for the six months ended June 30, 2016.

Interest Expense. Interest expense increased by $2.8 million, or 18.2%, to $18.3 million for the six months ended June 30, 2017, from $15.5 million for the six months ended June 30, 2016. This was primarily due to additional amounts borrowed under our loan facilities since June 30, 2016 associated with delivery of five newbuilding vessels partially offset by a $1.4 million saving as a result of refinancing our unsecured bond in February 2017.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $1.3 million for the six months ended June 30, 2017 were related to the remaining unamortized deferred financing costs of the 2012 Bonds that we redeemed prior to their maturity date and the February 2013 Secured Term Loan Facility that was re-financed prior to the maturity date. No loan refinancing occurred in the six months ended June 30, 2016.

Write off of Call Premium and Redemption Charges on 9.0% Senior Unsecured Bond. In connection with a call option under the terms of our then outstanding 2012 Bonds, pursuant to which we redeemed all of the outstanding principal amount thereof in February 2017, we incurred $3.5 million in charges for the six months ended June 30, 2017 that were written off, consisting of a redemption premium of $2.5 million and $1.0 million in interest notice penalty on such bonds prior to maturity.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom subsidiary earns management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia, the main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the six months ended June 30, 2017, we incurred taxes of $288,905, as compared to taxes for the six months ended June 30, 2016 of $395,507.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the acquisition and construction of vessels, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. Our primary sources of funds have been cash from operations, bank borrowings, proceeds from our initial public offering, equity investments from existing shareholders, and proceeds from a bond issuance. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “Secured Term Loan Facilities and Revolving Credit Facilities.”

As of June 30, 2017, we had approximately $49.0 million available borrowing capacity under our $220.0 million secured term loan and revolving credit facility entered into in October 2016. Following the refinancing on July 5, 2017 of our February 2013 Secured Term Loan Facility using proceeds from our June 2017 Secured Term Loan and Revolving Credit Facility, we also had approximately $23.8 million in available borrowing capacity under the June 2017 Secured Term Loan and Revolving Credit Facility. In addition, following delivery of the newbuilding Navigator Jorf on July 20, 2017, we had an additional $9.6 million in surplus bank financing associated with the delivery of such vessel. All such borrowing capacity and surplus funds can be used for general corporate purposes.

We anticipate that our primary sources of funds for our medium-term and long-term liquidity needs will be cash from operations and debt and/or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the next twelve months.

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to the construction of newbuildings, potential future newbuildings or acquisitions and the potential development of an ethylene marine export terminal in Houston. At June 30, 2017, we had two contracted newbuildings for delivery by October 2017 for an aggregate contracted price of $128.9 million, the details of which are as follows:

Vessels	CBM	Shipyard	Contract price	Balance of contract price due as at June 30, 2017	Funds available from existing credit facilities
			(in millions)
Navigator Prominence	37,300	Jiangnan	78.4	54.9	54.7
Navigator Jorf*	38,000	HMD	50.5	25.4	35.0

Total			$128.9	$80.3	$89.7

*	On July 20, 2017, we drew down $34.5 million available under the October 2016 secured term loan and revolving credit facility to finance the delivery installment of Navigator Jorf and for general corporate purposes.

Ongoing Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. There are no scheduled drydockings in 2017. The next scheduled drydocking is scheduled for the first quarter of 2018.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the six months ended June 30, 2016 and 2017:

	Six Months Ended June 30, 2016	Six Months Ended June 30, 2017
	(in thousands)
Net cash provided by operating activities	$39,043	$40,052
Net cash used in investing activities	(89,446)	(123,734)
Net cash provided by financing activities	29,487	55,208
Net decrease in cash and cash equivalents	(20,916)	(28,474)

Operating Cash Flows. Net cash provided by operating activities for the six months ended June 30, 2017 increased to $40.1 million, from $39.0 million for the six months ended June 30, 2016, an increase of 2.6%. This $1.1 million increase in net cash provided by operating activities for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 despite the lower net income, was primarily due to decreased payments for drydocking costs and movements in working capital.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

Investing Cash Flows. Net cash used in investing activities of $123.7 million for the six months ended June 30, 2017 primarily represents $80.3 million for payments made to Jiangnan and HMD, representing final installments on the deliveries of the newbuildings Navigator Nova, Navigator Luga and Navigator Yauza as well as an installment payment of $10.2 million on one of the remaining newbuildings and $9.2 million of other costs, including capitalized interest of $1.0 million associated with our newbuildings, partially offset by $1.0 million received in respect of outstanding insurance claims. In addition, we placed $25.0 million in a short-term investment.

Net cash used in investing activities of $89.4 million for the six months ended June 30, 2016, primarily represents $76.9 million for payments made to Jiangnan shipyard, representing final installments on the deliveries of Navigator Ceto and Navigator Copernico, along with $8.5 million of other costs including capitalized interest of $2.6 million associated with newbuildings and $8.7 million for payments of collision repair costs for Navigator Aries, partially offset by $4.7 million received from the insurances in relation to the June 2015 collision.

Financing Cash Flows. Net cash provided by financing activities of $55.2 million for the six months ended June 30, 2017, primarily represents $142.5 million drawn from our secured term loan and revolving credit facilities to finance the delivery installments of the newbuildings Navigator Nova, Navigator Luga and Navigator Yauza as well as for general corporate purposes, partially offset by the repayment of a net $27.5 million in our bonds, being the difference between our issuance of $100.0 million in aggregate principal amount of our 2017 Bonds less the repayment of $127.5 million in outstanding principal and redemption premium of our 2012 Bonds, $58.0 million in regular quarterly loan repayments and a payment of $1.8 million in financing costs associated with the 2017 Bonds.

Net cash provided by financing activities was $29.5 million for the six months ended June 30, 2016, primarily consisting of $62.3 million drawn from a secured term loan facility to finance the delivery installments of Navigator Ceto and Navigator Copernico, partially offset by $32.7 million in quarterly loan repayments and a payment of $0.1 million in financing costs associated with the December 2015 revolving loan facility.

Secured Term Loan Facilities and Revolving Credit Facility

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5–Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Secured Term Loan Facilities and Revolving Credit Facilities” in our 2016 Annual Report.

On June 30, 2017, Navigator Gas L.L.C., as borrower, and the Company, as guarantor, entered into a secured term loan and revolving credit facility agreement with Nordea Bank AB (Publ.), Filial I Norge, BNP Paribas, DVB Bank America N.V., ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $160.8 million to refinance the then existing $270.0 million February 2013 Secured Term Loan Facility and for general corporate purposes. The June 2017 Secured Term Loan and Revolving Credit Facility consists of a $100.0 million term loan facility and $60.8 million revolving credit facility, which will mature in six years and bears interest at an annual rate of U.S. LIBOR plus 230 basis points. The facility is secured by first priority mortgages on each of Navigator Galaxy, Navigator Genesis, Navigator Grace, Navigator Gusto, Navigator Glory, Navigator Capricorn, Navigator Scorpio and Navigator Virgo, as well as assignments of earnings and insurances on these secured vessels.

Facility agreement date	Credit Facility amount	Principal Amount outstanding	Available amounts undrawn at June 30, 2017	Interest rate	Loan Maturity date
	(in millions)
February 2013*	270.0	143.1	—	US Libor + 350 BPS	February 2018
January 2015 **	278.1	233.0	—	US Libor + 270 BPS	April 2023
December 2015	290.0	219.3	54.7	US Libor + 210 BPS	December 2022
October 2016***	220.0	118.0	83.1	US Libor + 260 BPS	November 2023
June 2017*	160.8	—	160.8	US Libor + 230 BPS	June 2023

Total	$1,218.9	$713.4	$298.6

*	On June 30, 2017, Navigator Gas L.L.C. entered into the June 2017 Secured Term Loan and Revolving Credit Facility to refinance the February 2013 Secured Term Loan Facility. The June 2017 Secured Term Loan and Revolving Credit Facility only became available simultaneously with the full repayment of the February 2013 Secured Term Loan Facility, which took place on July 5, 2017.
**	Tranches of the January 2015 facility mature over a range of dates, from June 2020 to April 2023.
***	On July 18, 2017, we drew down $34.5 million under the October 2016 secured term loan and revolving credit facility to fund the delivery installment of Navigator Jorf and for general corporate purposes.

As of June 30, 2017, the Company had approximately $72.8 million in available borrowing capacity under its October 2016 and June 2017 revolving credit facilities with an additional $9.6 million in surplus bank financing to be received associated with the delivery of one of our newbuilding vessels in July 2017, all of which can be used for general corporate purposes.

The borrowers are required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 135% of the outstanding indebtedness under the January 2015 facility or 125% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 135% or 125% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities and the revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the borrowers have cash and cash equivalents of no less than $25.0 million or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility) is no less than 2.50 or 3.00 to 1.00; and

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%.

Restrictive Covenants. The secured term loan facilities and the revolving credit facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facility also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities and revolving credit facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of June 30, 2017, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee. The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of our outstanding 2012 Bonds. The 2017 Bond Agreement has the option to issue additional bonds up to maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2017 Bonds is payable at a fixed rate of 7.75% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on August 10 and February 10 of each year.

Maturity. The 2017 Bonds mature in full on February 10, 2021.

Optional Redemption. We may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed; from February 11, 2019 up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2017 Bonds (the “2017 Bond Agreement”)), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2017 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the 2017 Bond Agreement) of not less than 2.25 to 1.0; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2017 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of June 30, 2017, we were in compliance with all covenants under our senior unsecured bond agreement.

Restrictive Covenants. The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of June 30, 2017.

	Remainder of 2017	2018	2019	2020	2021	Thereafter	Total
Vessels under construction	$80,330	$—	$—	$—	$—	$—	$80,330
Secured term loan facilities and revolving credit facilities*	49,829	195,793	49,030	107,155	39,030	272,563	713,400
7.75% senior unsecured bonds due 2021	—	—	—	—	100,000	—	100,000
Office leases	468	1,102	1,508	1,295	1,143	110	5,626
Contracted bunker purchase obligations	2,006	—	—	—	—	—	2,006

Total contractual obligations	$132,633	$196,895	$50,538	$108,450	$140,173	$272,673	$901,362

*	For the 2018 year, the amount set forth in the table with respect to secured term loan facilities and revolving credit facilities commitment includes $143.1 million relating to the February 2013 Secured Term Loan Facility that has been re-financed by the June 2017 Secured Term Loan and Revolving Credit Facility. Such refinancing took place on July 5, 2017.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, which may include, among other things, borrowings under credit facilities or other debt, and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2016 Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of US LIBOR plus 210 to 270 basis points. A variation in LIBOR of 100 basis points would result in a variation of $7.1 million in annual interest paid on our indebtedness outstanding as at June 30, 2017, under the secured term loan facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses, including some crewing costs, and general and administrative costs in foreign currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect would be immaterial and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or Contracts of Affreightments (“COA’s”) increases. In the case of the 36 vessels owned as of June 30, 2017, 20 were on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COA’s, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At June 30 2017, no more than four of our vessels were employed by the same charterer.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2017 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our remaining newbuilding and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our ability to enter into a definitive agreement with Enterprise regarding the proposed joint development of an ethylene marine export terminal on the Houston Ship Channel, our expectations regarding the ability to obtain sufficient long-term customer commitments for such terminal, and our expectations regarding the financial success of such terminal; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2016	June 30, 2017
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$57,272	$28,798
Short-term investments	—	25,000
Accounts receivable, net	7,059	13,150
Accrued income	13,134	12,688
Prepaid expenses and other current assets	8,541	11,317
Bunkers and lubricant oils	6,937	7,398
Insurance recoverable	855	370

Total current assets	93,798	98,721
Non-current assets
Vessels in operation, net	1,480,359	1,638,217
Vessels under construction	150,492	55,077
Property, plant and equipment, net	194	1,578

Total non-current assets	1,631,045	1,694,872

Total assets	$1,724,843	$1,793,593

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$78,464	$71,959
Senior unsecured bond	25,000	—
Accounts payable	6,388	7,889
Accrued expenses and other liabilities	11,377	10,578
Accrued interest	2,932	4,917
Deferred income	3,522	3,438

Total current liabilities	127,683	98,781

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	540,680	632,401
Senior unsecured bond	100,000	100,000

Total non-current liabilities	640,680	732,401

Total liabilities	768,363	831,182
Commitments and contingencies (see note 9)
Stockholders’ equity
Common stock—$.01 par value; 400,000,000 shares authorized; 55,531,831 shares issued and outstanding, (2016: 55,436,087)	554	555
Additional paid-in capital	588,024	588,797
Accumulated other comprehensive loss	(287)	(122)
Retained earnings	368,189	373,181

Total stockholders’ equity	956,480	962,411

Total liabilities and stockholders’ equity	$1,724,843	$1,793,593

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	(in thousands except share data)		(in thousands except share data)
	2016	2017	2016	2017
Revenues
Operating revenue	$72,541	$74,381	$148,916	$151,700

Expenses
Brokerage commissions	1,508	1,389	3,009	2,914
Voyage expenses	9,326	13,516	16,419	28,515
Vessel operating expenses	23,712	25,001	46,117	48,906
Depreciation and amortization	15,275	18,304	29,851	35,938
General and administrative costs	3,103	3,578	6,060	6,330
Other corporate expenses	683	329	1,233	952

Total operating expenses	53,607	62,117	102,689	123,555

Operating income	18,934	12,264	46,227	28,145
Other income/(expense)
Interest expense	(7,702)	(9,372)	(15,485)	(18,298)
Write off of deferred financing costs	—	(627)	—	(1,281)
Write off of call premium and redemption charges on 9% unsecured bond	—	—	—	(3,517)
Interest income	91	119	169	232

Income before income taxes	11,323	2,384	30,911	5,281
Income taxes	(202)	(130)	(396)	(289)

Net income	$11,121	$2,254	$30,515	$4,992

Earnings per share:
Basic:	$0.20	$0.04	$0.55	$0.09
Diluted:	$0.20	$0.04	$0.55	$0.09

Weighted average number of shares outstanding:
Basic:	55,437,695	55,531,831	55,401,805	55,488,984
Diluted:	55,812,935	55,905,571	55,778,768	55,862,724

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended June 30, (in thousands)		Six months ended June 30, (in thousands)
	2016	2017	2016	2017
Net income	$11,121	$2,254	$30,515	$4,992
Other Comprehensive Income / (Loss):
Foreign currency translation (loss) / gain	(4)	140	7	165

Total Comprehensive Income	$11,117	$2,394	$30,522	$5,157

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

	(in thousands, except share data)
	Common Stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2016	55,363,467	$554	$586,451	$(465)	$323,551	$910,091
Restricted shares issued March 29, 2016	72,620	—	—	—	—	—
Net income	—	—	—	—	44,638	44,638
Foreign currency translation	—	—	—	178	—	178
Share-based compensation	—	—	1,573	—	—	1,573

December 31, 2016	55,436,087	554	588,024	(287)	368,189	956,480
Restricted shares issued March 23, 2017	95,744	1	—	—	—	1
Net income	—	—	—	—	4,992	4,992
Foreign currency translation	—	—	—	165	—	165
Share-based compensation	—	—	773	—	—	773

June 30, 2017	55,531,831	$555	$588,797	$(122)	$373,181	$962,411

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months ended June 30, 2016	Six Months ended June 30, 2017
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$30,515	$4,992
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	29,851	35,938
Payment of drydocking costs	(7,309)	(33)
Insurance claim debtor	(292)	—
Call option premium on redemption of 9.00% unsecured bond	—	2,500
Prior year expenses recovered in insurance claim	—	(504)
Amortization of share-based compensation	787	773
Amortization of deferred financing costs	1,471	2,508
Unrealized foreign exchange	25	155
Changes in operating assets and liabilities
Accounts receivable	(243)	(6,091)
Bunkers and lubricant oils	(2,334)	(461)
Accrued income and prepaid expenses and other current assets	(10,092)	(2,329)
Accounts payable, accrued interest and other liabilities	(3,336)	2,604

Net cash provided by operating activities	39,043	40,052

Cash flows from investing activities
Payment to acquire vessels	(1,141)	(1,352)
Payment for vessels under construction	(84,665)	(97,147)
Purchase of other property, plant and equipment	(25)	(1,506)
Receipt of shipyard penalty payments	417	280
Insurance recoveries	4,700	991
Capitalized costs for the repairs of Navigator Aries	(8,732)	—
Placement of short term investment	—	(25,000)

Net cash used in investing activities	(89,446)	(123,734)

Cash flows from financing activities
Proceeds from secured term loan facilities	62,300	142,508
Issuance of 7.75% senior unsecured bonds	—	100,000
Repayment of 9.00% senior unsecured bonds	—	(127,500)
Issuance costs of 7.75% senior unsecured bonds	—	(1,819)
Direct financing costs of senior term loan facilities	(155)	—
Repayment of secured term loan facilities	(32,658)	(57,981)

Net cash provided by financing activities	29,487	55,208

Net decrease in cash and cash equivalents	(20,916)	(28,474)
Cash and cash equivalents at beginning of period	87,779	57,272

Cash and cash equivalents at end of period	$66,863	$28,798

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$16,193	$15,799

Total tax paid during the period	$370	$317

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of June 30, 2017; the results of operations for the three and six months ended June 30, 2017 and 2016, the statement of stockholders equity for the six months ended June 30, 2017, and cash flows for the six months ended June 30, 2017 and 2016.

The Company anticipates that its primary sources of funds for our medium-term and long-term liquidity needs will be cash from operations and debt and/or equity financings. The Company believes that these sources of funds will be sufficient to meet its liquidity needs for the next twelve months.

During the six months ended June 30, 2017, the Company adopted Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes—which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

During the six months ended June 30, 2017, the Company adopted ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Accounting. The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. The standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim reporting. As such, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2016 included in our Form 20-F filed on March 1, 2017. The results for the six months ended June 30, 2017 are not necessarily indicative of results for the full 2017 fiscal year or any other future periods.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and in August 2015 issued ASU No. 2015-14, Deferral of the Effective Date, providing a framework that replaces the existing revenue recognition guidance.

The effective dates for ASU 2014-09 have been updated by ASU 2015-14, Deferral of the Effective Date. For public business entities, certain employee benefit plans, and certain not-for-profit entities, ASU 2014-09 is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Earlier application is permitted only as of annual and interim periods in fiscal years beginning after December 15, 2016.

The FASB also issued a series of other ASUs, which update ASU 2014-09. ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing

ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients

ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.

The Company continues to assess the potential impacts that the adoption ASC Topic 606, Revenue from Contracts with Customers will have on its financial statements and footnote disclosures, including building consensus on application within the shipping industry and understanding the implications the company’s internal processes, systems and controls.

The Company has taken part in a series of discussions with a collective of global shipping companies, to ensure key industry specifics have been considered and eventual consistent implementation of the new standard. From these discussions, the group is currently seeking further clarification on aspects of the standard from the regulatory bodies. The Company will continue with its implementation plan and will adopt the new guidance beginning in 2018.

2.	Vessels in Operation

	Vessel	Drydocking	Total
	(in thousands)
Cost
December 31, 2016	$1,727,491	$33,949	$1,761,440
Additions	1,352	33	1,385
Transfer from vessels under construction	190,512	2,050	192,562
Reduction in contract cost of newbuild vessel	(280)	—	(280)

June 30, 2017	$1,919,075	$36,032	$1,955,107

Accumulated Depreciation
December 31, 2016	$268,677	$12,404	$281,081
Charge for the period	31,150	4,659	35,809

June 30, 2017	$299,827	$17,063	$316,890

Net Book Value
December 31, 2016	$1,458,814	$21,545	$1,480,359

June 30, 2017	$1,619,248	$18,969	$1,638,217

On January 12, 2017 Navigator Nova, the third of a series of four 37,300 cubic meter ethylene/ethane capable semi-refrigerated liquefied gas carriers being built at Jiangnan shipyard in China was delivered for a contract price of $78.4 million. We also took delivery of Navigator Luga and Navigator Yauza, on January 24, 2017 and April 5, 2017, respectively. These two vessels represent our ice class semi-refrigerated liquefied gas carriers series built at HMD dockyard in South Korea, for a contract price of $51.0 million per vessel.

The net book value of vessels that serve as collateral for the Company’s bank loans was $1.5 billion at June 30, 2017.

3.	Vessels Under Construction

(in thousands)
Vessels under construction at January 1, 2017	$150,492
Payments to shipyard	92,482
Other payments including site team costs and initial stores	3,328
Capitalized interest	1,337
Transfer to vessels in operation	(192,562)

Vessels under construction at June 30, 2017	$55,077

4.	Secured Term Loan Facilities and Revolving Credit Facility

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at June 30, 2017 and December 31 2016:

	December 31, 2016	June 30, 2017
	(in thousands)
Current Liability
Current portion of long-term debt	$(81,128)	$(73,578)
Less: current portion of deferred financing costs	2,664	1,619

Current portion of secured term loan facility, net of deferred financing costs	$(78,464)	$(71,959)

Non-Current Liability
Secured term loan facilities net of current portion	$(547,744)	$(639,820)
Less: non-current portion of deferred financing costs	7,064	7,419

Non-current secured term loan facilities, net of current portion and non-current deferred financing costs	$(540,680)	$(632,401)

June 2017 Secured Term Loan and Revolving Credit Facility. On June 30, 2017, Navigator Gas L.L.C., as borrower, and the Company, as guarantor, entered into a secured term loan and revolving credit facility with Nordea Bank AB (Publ.), Filial I Norge, BNP Paribas, DVB Bank America N.V., ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.), to provide $100.0 million under a term loan facility and $60.8 million under a revolving credit facility to refinance the outstanding debt under the February 2013 Secured Term Loan Facility and for general corporate purposes. The June 2017 Secured Term Loan and Revolving Credit Facility has a term of six years from the first utilization date (expiring in June 2023) with a maximum principal amount of up to $160.8 million. As of June 30, 2017 there had been no funds drawn down under the June 2017 Secured Term Loan and Revolving Credit Facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 230 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.

The June 2017 Secured Term Loan and Revolving Credit Facility holds the following ships as collateral; Navigator Galaxy, Navigator Genesis, Navigator Grace, Navigator Gusto, Navigator Glory, Navigator Capricorn, Navigator Scorpio and Navigator Virgo as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 2.5:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee of 0.81% per annum based on any undrawn portion of the facility.

5.	Senior Unsecured Bond

On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used redeem in full all of the Company’s outstanding 9.0% senior unsecured bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021. The Company may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed from February 11, 2019 up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, plus accrued interest.

The 2017 Bond Agreement contains an option to issue additional bonds up to a maximum issue amount of a further $100.0 million, at identical terms as the original 2017 Bonds, except that additional bonds may be issued at a different price.

6.	Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company at June 30, 2017 and December 31, 2016 consist of cash and cash equivalents, short-term investments and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2017 Bonds.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

The 2017 Bonds are classified as a level two liability and the fair value has been calculated based on the most recent trades of the bond on the Oslo Børs prior to June 30, 2017.

The fair value of secured term loan facilities and revolving credit facilities is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR. This has been categorized at level 3 on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

	December 31, 2016			June 30, 2017
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	57,272	57,272	28,798	28,798
Senior unsecured bond	Level 2	(125,000)	(127,423)	(100,000)	(99,500)
Secured term loan facilities and revolving credit facility	Level 3	(628,872)	(553,346)	(704,360)	(618,611)

7.	Earnings per share

Basic earnings per share is calculated by dividing the net income available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net income available to common shareholders and adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The calculation of both basic and diluted number of weighted average outstanding shares of:

	June 30, 2016	June 30, 2017
Basic and diluted Net Income available to common shareholders (in thousands)	$30,515	$4,992
Basic weighted average number of shares	55,401,805	55,488,984
Effect of dilutive potential share options:	376,963	373,740

Diluted weighted average number of shares	55,778,768	55,862,724

8.	Share-Based Compensation

On March 23, 2017, the Company granted 28,194 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $12.77 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 42,023 restricted shares to the Chief Executive Officer of the Company and a further 25,527 restricted shares were granted to officers and employees of the Company with a weighted average value of $12.77 per share. All these restricted shares vest on the third anniversary of the grant date.

During the six months ended June 30, 2017, 22,782 restricted shares that were previously granted to non-employee directors at a weighted average grant value of $15.80 vested at a fair value of $305,279.

On March 29, 2016, the Company granted 22,782 of restricted shares under the 2013 Plan non-employee directors with a weighted average value of $15.80 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 29,966 restricted shares to the Chief Executive Officer of the Company and a further 19,872 restricted shares were granted to officers and employees of the Company with a weighted average value of $15.80 per share. All of the foregoing restricted shares vest on the third anniversary of the grant date.

During the year ended December 31, 2016, 118,971 restricted shares that were previously granted at a weighted average grant value of $11.10 vested at a fair value of $1,893,223.

Restricted share grant activity for the year ended December 31, 2016 and six months ended June 30, 2017 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2016	121,471	$11.28	0.29 years	$1,658,079
Granted	72,620	15.80
Vested	(118,971)	11.10

Balance as of December 31, 2016	75,120	$15.93	1.59 years	$698,616
Granted	95,744	12.77
Vested	(22,782)	15.80

Balance as of June 30, 2017	148,082	$13.90	1.98 years	$1,229,081

Using the straight-line method of expensing the restricted share grants, the weighted average estimated value of the restricted shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the six months ended June 30, 2017, the Company recognized $404,050 in share-based compensation costs relating to share grants (six months ended June 30, 2016: $319,127). As of June 30, 2017, there was a total of $1,479,112 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2016: $690,514) which are expected to be recognized over a weighted average period of 1.98 years (December 31, 2016: 1.59 years).

All options in issue which were granted in the years ended December 31, 2014, and December 31, 2015, are exercisable on the third anniversary of the grant date and can be exercised up to tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model using the assumptions listed in the table below. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Assumptions used to determine the fair value of options granted during the years ended December 31, 2014 and December 31, 2015 were as follows:

Grant Date	April 14, 2014	October 14, 2014	March 17, 2015
Expected volatility	25.0%	35.0%	39.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	6.5	4 - 6.5	4 - 6.5
Risk free rate	2.17%	1.25% - 1.74%	1.52% - 1.84%

Options activity during the year ended December 31, 2016 and the six months ended June 30, 2017 was as follows:

Options	Number of non-vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2016	378,440	$21.52	8.71	—
Forfeited during the year	(4,700)	20.09	—	—

Balance as of December 31, 2016	373,740	$21.54	7.70	—
Forfeited	—	—	—	—
Vested	(197,055)	24.29		—

Balance as of June 30, 2017	176,685	18.47	7.67	$—

On April 14, 2017, 197,055 share options granted on April 4, 2014 at an option price of $24.29 vested. None of the options were exercised as of June 30, 2017.

During the six months ended June 30, 2017, the Company recognized $368,669 in share-based compensation costs (three months ended June 30 2016: $468,450) relating to options granted under the 2013 Plan, recognized in general and administrative costs. As of June 30, 2017 there was $304,352 of total unrecognized compensation costs (December 31 2016: $673,022) related to non-vested options under the 2013 Plan. This cost is expected to be recognized over a weighted average period of 0.66 year. (December 31, 2016: 0.7 years).

9.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of June 30, 2017.

	Remainder of 2017	2018	2019	2020	2021	Thereafter	Total
		(in thousands)
Vessels under construction	$80,330	$—	$—	$—	$—	$—	$80,330
Secured term loan facilities and revolving credit facilities*	49,829	195,793	49,030	107,155	39,030	272,563	713,400
7.75% senior unsecured bonds due 2021	—	—	—	—	100,000	—	100,000
Office leases	468	1,102	1,508	1,295	1,143	110	5,626
Contracted bunker purchase obligations	2,006	—	—	—	—	—	2,006

Total contractual obligations	$132,633	$196,895	$50,538	$108,450	$140,173	$272,673	$901,362

*	For the 2018 year, the amount set forth in the table with respect to secured term loan facilities and revolving credit facilities commitment includes $143.1 million relating to the February 2013 Secured Term Loan Facility that has been re-financed by the June 2017 Secured Term Loan and Revolving Credit Facility. Such refinancing took place on July 5, 2017. See Note 10 – Subsequent Events.

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York commencing on June 1, 2017 and expires on May 31, 2020 to replace an expiring lease. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

In April 2014, the Company exercised an option to construct three 37,300 cubic meter semi-refrigerated ethylene/ethane capable gas carriers at a purchase price of $78.4 million each at Jiangnan. The second of these vessels, Navigator Nova, was delivered on January 12, 2017 and the remaining vessel is scheduled to be delivered in October 2017.

On November 11, 2015, the Company entered into a contract to construct a 38,000 cubic meter fully refrigerated liquefied gas carrier, Navigator Jorf, with HMD in South Korea at a construction cost of $50.5 million. This vessel was delivered on July 20, 2017.

10.	Subsequent Events

On July 5, 2017, the Company drew down $137.0 million under the June 2017 Secured Term Loan and Revolving Credit Facility to repay, along with existing cash, and extinguish the February 2013 Secured Term Loan Facility, that was due to expire in February 2018.

On July 20, 2017, Navigator Jorf, a 38,000 cubic meter fully-refrigerated gas carrier, was delivered from HMD in South Korea. In connection with the delivery of this vessel, $34.5 million, representing approximately 70% of its construction price, was drawn under the October 2016 Secured Revolving Credit Facility to finance the delivery of this newbuilding and for general corporate purposes.

EXHIBITS

The following exhibits are filed as part of this report on Form 6-K:

101	The following financial information from Navigator Holdings Ltd.’s Report on Form 6-K for the quarter ended June 30, 2017, furnished with the SEC on August 7, 2017, formatted in Extensible Business Reporting Language (XBRL):

i.	Unaudited Consolidated Balance Sheets as of December 31, 2016 and June 30, 2017

ii.	Unaudited Consolidated Statements of Income for the three and six months ended June 30, 2016 and June 30, 2017

iii.	Unaudited Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2016 and June 30, 2017

iv.	Unaudited Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2016 and the six months ended June 30, 2017

v.	Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and June 30, 2017

vi.	Notes to Unaudited Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 7, 2017	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer